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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                  American Craft Brewing International Limited
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   G02702 10 1
                  ---------------------------------------------
                                 (CUSIP Number)
                  ---------------------------------------------


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. G0707 10 1                  13G                      Page 2 of 4 Pages


1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Federico G. Cabo Alvarez
________________________________________________________________________________
2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[ ]

       -                                                                  (b)[ ]
________________________________________________________________________________
3      SEC Use Only
________________________________________________________________________________
4      Citizenship or Place of Organization

       Mexico
________________________________________________________________________________
    Number of       5     Sole Voting Power
     Shares
                          914,400
                  ______________________________________________________________
  Beneficially      6     Shared Voting Power
    Owned by
                          0
                  ______________________________________________________________
      Each          7     Sole Dispositive Power
    Reporting
                          914,400
                  ______________________________________________________________
  Person With       8     Shared Dispositive Power

                          0
________________________________________________________________________________
9      Aggregate Amount Beneficially Owned by Each Reporting Person

       914,400
________________________________________________________________________________
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                             [X]

________________________________________________________________________________
11     Percent of Class Represented by Amount in Row (11)

       24.8
________________________________________________________________________________
12     Type of Reporting Person (See Instructions)

       IN
________________________________________________________________________________

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CUSIP No. G0707 10 1                  13G                      Page 3 of 4 Pages

Item 1(a)  Name of Issuer:
           American Craft Brewing International Limited.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           One Galleria Boulevard, Suite 1714
           Metairie, Lousiana  70001

Item 2(a)  Name of Person(s) Filing:
           Federico G. Cabo Alvarez

Item 2(b)  Address of Principal Business Office:
           9657 East Rush Street
           South Elmonte, California  91733

Item 2(c)  Citizenship
           Mexico

Item 2(d)  Title of Class of Securities:
           Common Stock of American Craft Brewing International Limited.

Item 2(e)  CUSIP Number
           G02702 10 1

Item 3     The person(s) filing is (are):
           Inapplicable

Item 4(a)  Amount Beneficially Owned
           914,400 shares of Common Stock of American Craft Brewing International Limited.1

Item 4(b) Percent of Class
          24.8%

Item 4(c) Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote: 914,400
               (ii)  shared power to vote or to direct the vote:  0
               (iii)  the sole power to dispose of or to direct the disposition of: 914,400
               (iv)  shared power to dispose of or to direct the disposition of: 0


--------------
1 Excludes 5,700 shares underlying Redeemable Common Stock Purchase Warrants owned by Diane Elizabeth Cabo. Ms. Cabo is Mr. Cabo's daughter. Mr. Cabo disclaims beneficial ownership of the shares underlying Ms. Cabo's warrants.

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CUSIP No. G0707 10 1                  13G                      Page 4 of 4 Pages


Mr. Cabo does not currently possess any rights to acquire additional shares of American Craft Brewing International Limited's Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class
               Inapplicable.

Item 6.        Ownership of More than 5% on Behalf of Another Person.
               Inapplicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the
               Security Being Reported on By the Parent Holding Company
               Inapplicable.

Item 8.        Identification and Classification of Members of the Group
               Inapplicable.

Item 9.        Notice of Dissolution of the Group
               Inapplicable.

Item 10.       Certification
               Inapplicable.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 13, 1997

                                        Signature: s/s Federico G. Cabo Alvarez
                                                   _____________________________
                                                        Federico G. Cabo Alvarez